

May 21, 2018

Hong Zhida
Chief Executive Officer
Addentax Group Corp.
Floor 13th, Building 1
Block B, Zhihui Square
Nanshan District, Shenzhen City
China 518000

   Re: Addentax Group Corp.
     Amendment No. 2 to Current Report on Form 8-K
     Filed May 15, 2018
     File No. 333-206097

Dear Mr. Hong:

  We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Business, page 7

1. We note your response to our prior comment 1. The fact that you continue to describe the business as "a development-stage international supply chain management consulting company," suggests that you may intend at some point to phase out your current business segments in manufacturing and logistics and focus entirely on the consulting business. Please revise to clarify.

Exhibit 99.1
Financial Statements
Note 3 Business acquisitions, page F-12

2.   We note your response and reissue comment 6. Yingxi is required to provide all the information required by a Form 10 initial registration statement, including the information required by Rule 8-04 and Article 11 of Regulation S-X. Please refer to Item 5.01 (a)(8) of Form 8-K. It appears that the acquisition of Yingxi Industrial Chain Investment Co., Ltd ("Yingxi HK") on December 10, 2016 may be a significant acquisition. Please include audited consolidated financial statements of Yingxi HK and pro forma results of operations or show us how you evaluated the significance of the acquisition. A balance sheet of Yingxi HK is not required.

Exhibit 99.2
Unaudited Pro Forma Financial Statements

3.   Please present the pro forma balance sheet as of the latest balance sheet date of June 30, 2017.

4.   Please present the pro forma statements of operation for the latest fiscal year of December 31, 2016, and the most recent interim period of June 30, 2017.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications